FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                     By: /s/David Patterson/s/

COASTPORT CAPITAL INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting (the “Meeting”) of the shareholders of Coastport Capital Inc. (the “Corporation”) will be held in the Boardroom of Bryan & Co., Barristers & Solicitors, Suite 2600, 10180 - 101 Street, Edmonton, Alberta, at 10:00 a.m. (Edmonton time) on Thursday, May 26, 2005, for the following purposes:

1.	To receive the audited financial statements of the Corporation for the fiscal period ending December 31, 2004, together with the auditor’s report thereon.

2.	To appoint the auditor for the Corporation and to authorize the directors to fix the remuneration to be paid to the auditor.

3. To elect directors for the ensuing year.

4.	To approve, by Special Resolution, the continuation of the Corporation from Alberta to British Columbia.

5.
Assuming shareholders approve the resolution set forth in Item 4 above, to approve, by Special Resolution, the new Articles of the Corporation prepared in accordance with the British Columbia Business Corporations Act.

6.	To approve ratify and approve the Corporation’s existing stock option plan.

7. To approve various matters concerning the grant, exercise and renegotiation of stock options.

8.	To receive the report of the directors.

9.	To transact such other business as may be brought before the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

TAKE NOTICE THAT a shareholder of the Corporation has the right to give a notice of dissent with respect to the continuation pursuant to section 191 of the Alberta Act. If a shareholder gives such notice of dissent, then the section 191(3) of the Alberta Act applies. The essence of this provision is that a dissenting shareholder can require the Corporation to purchase all of his shares at a price equal to their fair value as of the close of business on the last business day before the day on which the resolution authorizing the continuation was adopted, which in this instance will be the closing price of the Corporation’s shares on May 25, 2005.

DATED at Vancouver, British Columbia, the 15th day of April, 2005.

BY ORDER OF THE BOARD

“Laurie Sadler”
President

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.